Exhibit 99.2

Satyam Computer Services Limited
Regd. office: I Floor, Mayfair Centre, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Highlights for Q3 — 2008
Business Outlook
1.	For fiscal 2008, under US GAAP, revenue is expected to be between US$ 2,119 mn and US$ 2,122 mn, implying a growth rate of 45% to 45.2% over fiscal 2007. Basic earning per ADS for fiscal 2008 is expected to be US$ 1.27 implying a growth rate of 39.6 % over fiscal 2007.

2.	Corresponding revenue growth under Indian GAAP consolidated is expected to be between 29 % and 29.2%. EPS for the full year is expected to be Rs.25.5, implying a growth rate of 18.9%.

3.	For Q4 FY 2008, under US GAAP, revenue is expected to be between US$ 594 mn and US$ 597 mn, implying a growth rate of 5.6 % to 6.1%. Basic earning per ADS for the quarter is expected to be US$ 0.36.

4.	For Q4 FY 2008, under Indian GAAP consolidated, corresponding revenue growth rate is expected to be between 5.3 % and 5.8%; EPS for the Quarter is expected to be Rs.7.23.
Consolidated Indian GAAP Highlights
The highlights of the results for the quarter under Indian GAAP Consolidated basis are:
1.	Revenue was Rs. 2,195.6 crore; a YoY increase of 32.2% and a sequential increase of 8.1%.

2.	Volume growth for the quarter was 9.4%.

3.	Net Profit after Tax was Rs. 433.63 crore; a YoY increase of 28.6% and a sequential increase of 6%.

4.	EPS was Rs. 6.48; a YoY increase of 26.1% and a sequential increase of 5.9%.

5.	EBITDA margin for the quarter was 21.46%.
US GAAP Highlights
The highlights of the results under US GAAP are:
1.	Revenue was US$ 562.9 mn; up 49.9% YoY and 10.5% sequentially.

2.	Net Income was $ 109.7 mn; YoY increase of 54.3% and a sequential increase of 7.7%.

3.	Basic earning per ADS for the quarter was US$ 0.33; increase of 50 % YoY and up 6.5 % sequentially.

4.	Operating margins (EBIT) was 19.04%.
Others
1.	The parent company ended the quarter with 44,847 associates, an addition of 3,424 associates including 2,128 trainees.
The number of associates including the subsidiaries and joint ventures stood at 49,199.

2.	Attrition on a trailing twelve months basis fell to 13.1 % from 13.9 % in Q3 FY08.

3.	32 customers added including 8 Fortune 500 companies.

Consolidated financial results as per Indian GAAP

Rs. in crores except as stated otherwise
				Growth		Growth			Growth
				over	Quarter	over			over nine
				quarter	ended	quarter			months
				ended	September	ended	Nine months ended		ended	Year ended
		Quarter ended		December	30,	September	December 31,		December	March 31,
Sl.		December 31, (unaudited)		31, 2006	(unaudited)	30, 2007	(unaudited)		31, 2006	(audited)
No.	Particulars	2007	2006	(%)	2007	(%)	2007	2006	(%)	2007
1	Income from services
	-Exports	2,128.16	1,585.20	34.25	1,965.19	8.29	5,870.29	4,487.11	30.83	6,188.12
	-Domestic	67.40	75.92	(11.22)	66.53	1.31	187.18	218.82	(14.46)	296.96
	Total	2,195.56	1,661.12	32.17	2,031.72	8.06	6,057.47	4,705.93	28.72	6,485.08
2	Other income	70.49	10.17	593.12	110.54	(36.23)	244.23	112.88	116.36	183.28
3	Total income	2,266.05	1,671.29	35.59	2,142.26	5.78	6,301.70	4,818.81	30.77	6,668.36
4	Personnel expenses	1,380.64	967.35	42.72	1,302.75	5.98	3,789.57	2,781.67	36.23	3,857.93
5	Cost of software and hardware sold	0.68	0.74	(8.11)	0.68	0.00	1.61	1.77	(9.04)	2.27
6	Operating and administration expenses	343.05	283.04	21.20	325.59	5.36	982.11	795.00	23.54	1,087.17
7	Total expenditure	1,724.37	1,251.13	37.83	1,629.02	5.85	4,773.29	3,578.44	33.39	4,947.37
8	Profit before interest, depreciation/amortization and taxation (PBIDT)	541.68	420.16	28.92	513.24	5.54	1,528.41	1,240.37	23.22	1,720.99
9	PBIDT margin	23.90%	25.14%	—	23.96%	—	24.25%	25.74%	—	25.81%
10	Operating Profit (PBIDT without other income)	471.19	409.99	14.93	402.70	17.01	1,284.18	1,127.49	13.90	1,537.71
11	Operating profit margin	21.46%	24.68%	—	19.82%	—	21.20%	23.96%	—	23.71%
12	Financial expenses	8.12	3.23	151.39	4.18	94.26	15.62	8.50	83.76	15.92
13	Depreciation/amortization	42.31	39.37	7.47	39.06	8.32	120.06	113.05	6.20	148.44
14	Profit before taxation [8-(12+13)]	491.25	377.56	30.11	470.00	4.52	1,392.73	1,118.82	24.48	1,556.63
15	Provision for taxation	57.62	40.33	42.87	60.91	(5.40)	171.69	107.78	59.30	152.01
16	Profit after taxation before minority interest	433.63	337.23	28.59	409.09	6.00	1,221.04	1,011.04	20.77	1,404.62
17	Minority interest	—	—	—	—	—	—	0.12	—	0.12
18	Profit after taxation and minority interest	433.63	337.23	28.59	409.09	6.00	1,221.04	1,011.16	20.76	1,404.74
19	PAT to total income	19.14%	20.18%	—	19.10%	—	19.38%	20.98%	—	21.07%
20	Paid-up equity share capital (par value of Rs.2 per share)	133.91	131.42	—	133.71	—	133.91	131.42	—	133.44
21	Reserves excluding revaluation reserves	6,803.58	5,142.83	—	6,334.97	—	6,803.58	5,142.83	—	5,565.81
22	Preference shares of Rs. 10 each issued by subsidiary company	—	91.01	—	—	—	—	91.01	—	45.50
23	EPS — basic (Rs.) (on par value of Rs. 2 per share)	6.48	5.14	26.07	6.12	5.88	18.27	15.47	18.10	21.45
24	EPS — diluted (Rs.) (on par value of Rs. 2 per share)	6.33	5.00	26.60	5.97	6.03	17.86	15.03	18.83	20.98
25	Public shareholding
	- Number of Shares	480,492,732	467,530,929	—	479,566,889	—	480,492,732	467,530,929	—	478,313,191
	- Percentage of shareholding	71.76	71.15	—	71.74	—	71.76	71.15	—	71.69

Notes:
1.	The above results have been approved by the Board of directors at its meeting held today.
2.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with Accounting Standard (AS) 21 on consolidated financial statements issued by the Institute of Chartered Accountants of India. All significant intra-group balances and intra-group transactions and resulting unrealized profits have been eliminated. The financial statements also include the results of our joint ventures consolidated on proportionate consolidation method in accordance with AS 27 on Financial Reporting of Interest in Joint Ventures.
3.	The results of business entities, which have been consolidated, with the results of Satyam, include subsidiaries – Satyam BPO Ltd (formerly known as Nipuna Services Ltd.), Satyam Technologies Inc., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Computer Services (Nanjing) Co. Ltd., Citisoft Plc and its subsidiary and Knowledge Dynamics Pte. Ltd. and its subsidiaries. The results also include the results of our joint ventures Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd., which have been accounted using proportionate consolidation method.
4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period

For and on behalf of the Board of directors

Place: Hyderabad	B. Rama Raju
Date: January 21, 2008	Managing Director

Consolidated financial results as per US GAAP

US$ in millions except as stated otherwise
				Growth		Growth			Growth
				over three		over three			over Nine
				months	Three months	months			months	Year
		Three months ended		ended	ended	ended	Nine months ended		ended	ended
		December 31,		December	September 30,	September	December 31,		December	March 31,
Sl.		(unaudited)		31, 2006	(unaudited)	30, 2007	(unaudited)		31, 2006	(audited)
No.	Particulars	2007	2006	(%)	2007	(%)	2007	2006	(%)	2007
1	Revenues	$562.9	$375.6	49.87	$509.6	10.46	$1524.8	$1,050.1	45.21	$1,461.4
2	Gross profit	202.4	138.1	46.56	179.3	12.88	544.8	376.8	44.59	523.8
3	Operating income	107.2	77.6	38.14	90.3	18.71	287.6	210.6	36.56	291.6
4	Operating income margin	19.04%	20.66%	—	17.72%	—	18.86%	20.06%	—	19.95%
5	Income / (loss) before taxes, minority interest and equity in earnings / (losses) of associated companies	122.8	78.9	55.64	116.6	5.32	344.3	233.0	47.77	328.2
6	Net income	$109.7	$71.1	54.29	$101.9	7.67	$304.7	$212.1	43.66	$298.4
7	EPADS – basic (US$)	0.33	0.22	50.00	0.31	6.45	0.92	0.65	41.54	0.91
8	EPADS – diluted (US$)	0.32	0.21	52.38	0.30	6.67	0.90	0.63	42.86	0.90

Notes:

1.	The above results have been approved by the Board of directors at its meeting held today.

2.	The consolidated financial statements of Satyam Computer Services Ltd (Satyam) and its majority owned domestic and foreign subsidiaries are prepared in accordance with generally accepted accounting principles applicable in the United States (US GAAP). All significant inter-company balances and transactions have been eliminated.

3.	The results of business entities, which have been consolidated, with the results of Satyam include subsidiaries – Satyam BPO Ltd (formerly known as Nipuna Services Ltd.), Satyam Technologies Inc., Satyam Computer Services (Shanghai) Co. Ltd., Satyam Computer Services (Nanjing) Co. Ltd., Citisoft Plc and its subsidiary and Knowledge Dynamics Pte. Ltd. and its subsidiaries. The results also include Satyam Associate Trust and the results of our associated companies Satyam Venture Engineering Services Pvt. Ltd. and CA Satyam ASP Pvt. Ltd.

4.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

5.	Statement showing reconciliation between net profit as per Indian GAAP and US GAAP consolidated financial statements for the quarter and nine months ended December 31, 2007 is as follows:

US$ in millions
							Year ended
		Three months ended (unaudited)			Nine months ended (unaudited)		March 31,
		December 31,	December 31,	September 30,	December 31,	December 31,	2007
Sl. No.	Particulars	2007	2006	2007	2007	2006	(audited)
1	Profit as per Indian GAAP Consolidated Financial Statements	$110.2	$75.2	$101.3	$303.6	$222.5	$311.9
2	Stock-based compensation	(0.5)	(2.8)	(0.8)	(1.8)	(9.9)	(12.0)
3	Others, net	0.0	(1.3)	1.4	3.0	(0.5)	(1.5)
4	Total adjustments (2 to 3)	(0.5)	(4.1)	0.6	1.2	(10.4)	(13.5)
5	Net income as per US GAAP Financial Statements	$109.7	$71.1	$101.9	$304.8	$212.1	$298.4

Satyam Computer Services Limited
Regd. Office: I Floor, Mayfair Centre, 1-8-303/36, S.P.Road, Secunderabad — 500 003.
Audited financial results for the quarter and nine months ended December 31, 2007

Rs. in crores except as stated otherwise
				Growth					Growth
				over		Growth over			over nine
				quarter	Quarter	quarter			months
				ended	ended	ended			ended	Year
		Quarter ended		December	September	September	Nine months ended		December	ended
		December 31,		31, 2006	30,	30, 2007	December 31,		31, 2006	March 31,
Sl. No.	Particulars	2007	2006	(%)	2007	(%)	2007	2006	(%)	2007
1	Income from services
	-Exports	2,044.74	1,526.04	33.99	1,883.02	8.59	5,634.03	4,323.88	30.30	5,961.06
	-Domestic	65.84	68.83	(4.34)	65.22	0.95	183.87	195.56	(5.98)	267.41
	Total	2,110.58	1,594.87	32.34	1,948.24	8.33	5,817.90	4,519.44	28.73	6,228.47
2	Other income	68.69	9.73	605.96	108.20	(36.52)	238.74	112.24	112.70	181.61
3	Total income	2,179.27	1,604.60	35.81	2,056.44	5.97	6,056.64	4,631.68	30.77	6,410.08
4	Personnel expenses	1,326.28	929.34	42.71	1,251.05	6.01	3,636.71	2,669.96	36.21	3,706.04
5	Operating and administration expenses	315.58	256.59	22.99	295.58	6.77	898.15	727.53	23.45	993.31
6	Total expenditure	1,641.86	1,185.93	38.44	1,546.63	6.16	4,534.86	3,397.49	33.48	4,699.35
7	Profit before interest, depreciation /amortization and taxation (PBIDT)	537.41	418.67	28.36	509.81	5.41	1,521.78	1,234.19	23.30	1,710.73
8	PBIDT margin	24.66%	26.09%	—	24.79%	—	25.13%	26.65%	—	26.69%
9	Operating profit (PBIDT without other income)	468.72	408.94	14.62	401.61	16.71	1,283.04	1,121.95	14.36	1,529.12
10	Operating profit margin	22.21%	25.64%	—	20.61%	—	22.05%	24.82%	—	24.55%
11	Financial expenses	4.28	1.35	217.04	0.47	810.64	5.26	2.68	96.27	7.61
12	Depreciation/amortization	35.91	34.32	4.63	32.68	9.88	101.14	99.43	1.72	129.89
13	Profit before taxation [7-(11+12)]	497.22	383.00	29.82	476.66	4.31	1,415.38	1,132.08	25.02	1,573.23
14	Provision for taxation	56.22	39.70	41.61	59.51	(5.53)	168.09	106.35	58.05	150.00
15	Profit after taxation (PAT)	441.00	343.30	28.46	417.15	5.72	1,247.29	1,025.73	21.60	1,423.23
16	PAT to total income	20.24%	21.39%	—	20.29%	—	20.59%	22.15%	—	22.20%
17	Paid-up equity share capital (par value of Rs.2 per share)	133.91	131.42	—	133.71	—	133.91	131.42	—	133.44
18	Reserves excluding revaluation reserves	6,922.63	5,265.31	—	6,443.23	—	6,922.63	5,265.31	—	5,648.07
19	EPS – basic (Rs.) (on par value of Rs. 2 per share)	6.59	5.24	25.76	6.24	5.61	18.67	15.69	18.99	21.73
20	EPS – diluted (Rs.) (on par value of Rs. 2 per share)	6.44	5.09	26.52	6.09	5.75	18.24	15.24	19.69	21.25
21	Public shareholding
	- Number of shares	480,492,732	467,530,929	—	479,566,889	—	480,492,732	467,530,929	—	478,313,191
	- Percentage of shareholding	71.76	71.15	—	71.74	—	71.76	71.15	—	71.69

Segment Reporting:

Rs in crores

1	Segment revenue
	Information technology services	2,110.58	1,594.87	32.34	1,948.24	8.33	5,817.90	4,519.44	28.73	6,228.47
	Less: Inter segment revenue	—	—	—	—	—	—	—	—	—
	Net sales / Income from operations	2,110.58	1,594.87	32.34	1,948.24	8.33	5,817.90	4,519.44	28.73	6,228.47
2	Segment profit / (loss) before tax and interest
	Information technology services	432.81	374.62	15.53	368.93	17.31	1,181.90	1,022.52	15.59	1,399.23
	Less : Financial expenses	4.28	1.35	217.04	0.47	810.64	5.26	2.68	96.27	7.61
	Add: Other income	68.69	9.73	605.96	108.20	(36.52)	238.74	112.24	112.70	181.61
	Total profit before tax	497.22	383.00	29.82	476.66	4.31	1,415.38	1,132.08	25.02	1,573.23
3	Capital employed
	Information technology services	3,059.35	1,884.35	62.36	2,747.82	11.34	3,059.35	1,884.35	62.36	2,191.35

Notes :

1.	The above results have been approved by the Board of directors at its meeting held today.

2.	The total manpower strength as on December 31, 2007 stood at 44,847 Associates as against 41,423 Associates as on September 30, 2007 signifying an increase of 3,424 Associates. The number of technical Associates increased by 3,252 to close the quarter at 42,405 (39,153 Associates as on September 30, 2007).

3.	During the quarter ended December 31, 2007, the Company allotted 981,443 equity shares of Rs. 2 each, consequent to exercise of stock options by the associates.

4.	The Board of directors approved the proposal to list the company’s American Depositary Shares (ADSs) on the European platform of the NYSE Euronext Group with Amsterdam as an entry point into the EU capital markets under the fast-path cross-listing, globally the first of its kind. Upon listing, the company’s existing ADSs will trade on one single cross-border trading platform with connectivity to the European stock exchanges of Amsterdam, Brussels, Lisbon, and Paris, in addition to trading on the NYSE in the US.

5.	The Board of directors approved the proposal for the acquisition of M/s Bridge Strategy Group LLC (Bridge) a US based Company specializing in providing Strategy and Management Consulting Services to various large clients in different industry segments. The maximum purchase consideration will be US$ 35 million in an all cash transaction and has been structured into three parts – an initial payment, a deferred payment and a contingent payment and upon consummation, Bridge will be a wholly owned subsidiary of the Company.

6.	Details of investor complaints for the quarter ended December 31, 2007:

	Pending as on	During the quarter		Pending as on
Nature	October 01, 2007	Received	Disposed off	December 31, 2007
Dividends related	1	140	141	0
Others	2	62	64	0

Total	3 *	202	205	0

*	resolved on 05.10.2007

7.	Figures of the earlier periods, wherever necessary, have been regrouped and rearranged to conform to those of the current period.

For and on behalf of the Board of directors

Place: Hyderabad	B. Rama Raju
Date: January 21, 2008	Managing Director
Safe Harbor :
This release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading “Risk Factors” in our report on Form 6-K concerning the fiscal quarter ended September 30, 2007 furnished to the United States Securities and Exchange Commission on October 31, 2007 and the other reports filed with the Securities and Exchange Commission from time to time. These filings are available at www.sec.gov.